82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MIC[redacted]

02030505

REGISTRANT'S NAME Aethron.Com Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 1 1 2002
THOMSON FINANCIAL

FILE NO. 82- 4978 FISCAL YEAR 3-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 3/7/02

NETTRON.COM, INC.
661 B Market Hill
Vancouver, B.C. V5Z 4B5

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON THURSDAY, MARCH 21, 2001

NOTICE IS HEREBY GIVEN that an annual and special meeting of the shareholders of Nettron.Com, Inc. will be held at 661B Market Hill, Vancouver, British Columbia, at 10:00 a.m., (Vancouver time), on Thursday, March 21, 2002, for the following purposes.

1 To consider, and if thought fit, to pass a resolution authorizing the change of name of the Corporation.

2 To consider, and if thought fit, to pass a resolution in the form attached to the Information Circular accompanying this Notice of Meeting approving the First Private Placement of up to 2.000,000 common shares in the capital of the Corporation, as described in the Information Circular.

3 To consider, and if thought fit, to pass a resolution in the form attached to the Information Circular accompanying this Notice of Meeting approving the Second Private Placement of up to 5,000,000 common shares in the capital of the Corporation, as described in the Information Circular.

4 To receive the financial statements for the period ended March 31, 2001.

5 To consider, and if thought fit, to pass a resolution approving the repricing of stock options as described in the Information Circular.

6 To elect as directors for the ensuing year the nominees proposed by the management of the Corporation.

7 To fix the number of directors at six (6).

8 To appoint auditors for the ensuing year and to authorize the directors of the Corporation to fix their remuneration.

9 To transact such other business as may properly be brought before the meeting.

Information relating to the matters to be brought before the meeting is set forth in the Information Circular which accompanies this Notice of Meeting and which is expressly made a part of this Notice of Meeting.

DATED this 15th day of February, 2002.

BY ORDER OF THE BOARD

(Signed)
Douglas E. Ford
Secretary

IMPORTANT

Only holders of common shares of the Corporation of record at the close of business on February 14, 2002 are entitled to notice of the meeting and only those holders of the common shares of the Corporation of record at the close of business on February 14, 2002, or who subsequently become shareholders and comply with the provisions of the *Business Corporations Act* (Alberta), are entitled to vote at the meeting.

It is important that your common shares of the Corporation are represented at the meeting. If you are unable to attend in person, kindly fill in, sign and return the enclosed Instrument of Proxy in the envelope provided for that purpose.

Proxies, to be valid, must be deposited at the office of the registrar and transfer agent of the Corporation, Computershare Trust Company of Canada, Suite 600, 530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8, not less than 48 hours, excluding Saturdays and holidays, preceding the meeting or adjournment of the meeting.

NETTRON.COM, INC.
Suite 611 B Market Hill
Vancouver, British Columbia V5Z 4B5

INFORMATION CIRCULAR

PURPOSE OF SOLICITATION

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF NETTRON.COM, INC. (THE "CORPORATION") FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD ON THURSDAY, THE 21st DAY OF MARCH, 2002, AT 10:00 A.M., (VANCOUVER TIME), AT 661B MARKET HILL, VANCOUVER, BRITISH COLUMBIA, V5Z 4B5 (THE "MEETING"), AND AT ANY ADJOURNMENT THEREOF FOR THE PURPOSES SET OUT IN THE ACCOMPANYING NOTICE OF MEETING. Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone by directors or officers of the Corporation. Arrangements will also be made with brokerage houses and other custodians, nominees, and fiduciaries to forward proxy solicitation material to the beneficial owners of the common shares of the Corporation (the "Common Shares") pursuant to the requirements of National Policy Statement #41. The cost of any such solicitation will be borne by the Corporation.

VOTING OF PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted and, where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the proxy will be voted in accordance with such specifications. **IN THE ABSENCE OF ANY SUCH SPECIFICATIONS, THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, WILL VOTE IN FAVOUR OF ALL THE MATTERS SET OUT HEREIN.**

THE ENCLOSED INSTRUMENT OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE MANAGEMENT DESIGNEES, OR OTHER PERSONS NAMED AS PROXY, WITH RESPECT TO AMENDMENTS TO OR VARIATIONS OF MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND ANY OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. AT THE DATE OF THIS INFORMATION CIRCULAR, THE CORPORATION IS NOT AWARE OF ANY AMENDMENTS TO, OR VARIATIONS OF, OR OTHER MATTERS WHICH MAY COME BEFORE THE MEETING. IN THE EVENT THAT OTHER MATTERS COME BEFORE THE MEETING, THE MANAGEMENT DESIGNEES INTEND TO VOTE IN ACCORDANCE WITH THE DISCRETION OF THE MANAGEMENT OF THE CORPORATION.

Proxies, to be valid, must be deposited at the office of the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada ("Computershare"), located at 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, not less than 48 hours, excluding Saturdays and holidays, preceding the Meeting or any adjournment of the Meeting.

ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Intermediaries/brokers are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) as to the manner in which to vote on behalf of the Beneficial Shareholder. The majority of brokers delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at a meeting. **A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote Common Shares directly at the Meeting. The proxy must be returned to IICC well in advance of the Meeting to have the Common Shares voted at the Meeting.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares of which as at the date hereof 6,435,374 Common Shares are issued and outstanding and entitled to vote at the Meeting on the basis of one vote for each Common Share held.

The holders of Common Shares of record at the close of business on the record date, set by the directors of the Corporation to be February 14, 2002 (the "Record Date"), are entitled to vote such Common Shares at the Meeting, except to the extent that:

(a) such person transfers ownership of any of his or her shares after the record date; and

(b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes his or her ownership to the shares, and makes a demand to the Registrar and Transfer Agent of the Corporation, not later than 10 days before the Meeting, that his or her name be included on the shareholders' list;

in which case the transferee is entitled to vote his or her shares at the Meeting.

The by-laws of the Corporation provide that at least two (2) persons present in person or by proxy representing not less than ten percent (10%) of the issued and outstanding Common Shares of the Corporation entitled to vote at the meeting shall constitute a quorum for the Meeting in respect of holders of Common Shares.

Placement"). Each warrant is exercisable into one (1) Common Share at a price of $0.10 for a period of one (1) year from closing. Management of the Corporation intends to use the proceeds from the First Private Placement to reduce working capital deficit, to pay third party liabilities and to provide operating capital to the Corporation.

Management of the Corporation also proposes to complete a non-brokered private placement of up to 5,000,000 units, each unit consisting of one (1) Common Share and one (1) warrant at a price of $0.10 per unit subject to adjustment, for gross proceeds of up to $500,000 to the Corporation (the "Second Private Placement"). Each warrant is exercisable into one (1) common share at $0.10 for a period of two (2) years from the date of closing. Management of the Corporation intends to use the proceeds from the Second Private Placement to reduce working capital deficit, retire liabilities and provide operating capital to the Corporation.

Policy 4.1 of the CDNX requires shareholder approval for a private placement that will result in a "Change of Control" of the Corporation or a change in absolute control (greater than 50%) of the Corporation. Generally speaking, under CDNX Policy 4.1 a "Change of Control" will occur when any one company or individual (collectively, "Person"), or combination of Persons acting in concert, obtains greater than 20% of voting shares, or a sufficient number of shares so as to materially affect control of the Corporation.

The Corporation currently has 6,435,374 Common Shares outstanding. The completion of the First Private Placement and the Second Private Placement will result in the issuance of 7,000,000 Common Shares to certain investors, excluding any common shares which may be issued upon the exercise of the warrants. The Corporation expects that approximately 50% of the First Private Placement and the Second Private Placement will be purchased by the current directors and officers of the Corporation and their associates or affiliates. The Corporation does not anticipate creating a control block at this time.

Policy 4.1 of the CDNX Corporate Finance Manual requires the Private Placement to be approved by an ordinary resolution of the shareholders of the Corporation who are not placees under the Private Placement or related parties to such placees.

At the Meeting, the shareholders of the Corporation will be asked to consider and, if thought fit, to pass the following resolution:

"**BE IT RESOLVED THAT:**

1. The issuance of up to 2,000,000 units [as described in the management information circular dated February 15, 2002 at a price of $0.05 per share (the "First Private Placement"), subject to adjustment, is hereby authorized and approved, subject to regulatory approval;

2. The issuance of up to 5,000,000 units [as described in the management information circular dated February 15, 2002 at a price of $0.10 per share (the "Second Private Placement"), subject to adjustment, is hereby authorized and approved, subject to regulatory approval;

3. Any one (1) officer or director of the Corporation is hereby authorized and directed to do all things and to execute all instruments and documents as in his opinion may be necessary or desirable to give effect to this Resolution; and

in the management information circular of the Corporation dated February 15, 2002 is hereby approved;

2. Any one director or officer of the Corporation be authorized for and on behalf of the Corporation to make all such arrangements, to do all acts and things and to sign and execute all documents and instruments in writing, whether under the corporate seal of the Corporation or otherwise, as may be considered necessary or advisable to give full force and effect to the foregoing; and

3. The Board of Directors of the Corporation and it is hereby authorized to revoke without further approval of the shareholders, this resolution at any time prior to the completion thereof, notwithstanding the approval by the shareholders of same."

IV. ELECTION OF DIRECTORS

The Articles of the Corporation currently provide for a minimum of three (3) and a maximum of fifteen (15) directors. The board of directors of the Corporation presently consists of six (6) directors, all of whom are elected annually. It is proposed that the number of directors to hold office until the next annual meeting of shareholders be fixed at six (6).

It is proposed that the persons named below will be nominated for election as directors at the Meeting. **IT IS THE INTENTION OF THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, TO VOTE FOR THE ELECTION OF SAID PERSONS TO THE BOARD OF DIRECTORS. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF SUCH NOMINEES WILL BE UNABLE TO SERVE AS DIRECTORS. HOWEVER, IF FOR ANY REASON ANY OF THE PROPOSED NOMINEES DOES NOT STAND FOR ELECTION OR IS UNABLE TO SERVE AS SUCH, PROXIES IN FAVOUR OF MANAGEMENT DESIGNEES WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.** Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected or appointed pursuant to the by-laws of the Corporation.

The following information relating to the nominees as directors is based on information received by the Corporation from said nominees.

Name of Proposed Nominees and Positions with the Corporation [(2)]	Principal Occupation for Last Five Years And Positions with other Reporting Issuers	Director Since	Common Shares Beneficially Owned
Douglas E. Ford West Vancouver, BC Secretary and Director	General Manager of Enterprise Development Inc., a private merchant banking and venture capital firm. From 1986 to present; Vice-President of Operations, Bugaboos Eyewear Corp. from October 1988 to present.	March, 1996	200,000
David C. Kane Vancouver, BC Director	Principal and CEO of the Corporation from May, 1998 until November, 1999; prior thereto President and CEO of Good Times Roll Bicycle Rentals Inc. since June, 1994.	May, 1998	28,616

Summary Compensation Table

		Annual compensation			Long- term compensation			
Name and principal position	Year	Salary ($)[3]	Bonus ($)	Other annual compensation ($)[4]	Common Shares Under Options or SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)[4]
M. Glen Kertz President and Director[1]	2001	US 54,000	Nil	Nil	250,000	Nil	Nil	Nil
	2000	US 72,000	Nil	Nil	262,500	Nil	Nil	Nil
Edward D. Ford Vice-President, Finance and Director[2]	2001	US 84,000	Nil	Nil	131,250	Nil	Nil	Nil
	2000	US 84,000	Nil	Nil	131,250	Nil	Nil	Nil

Notes:

(1) Mr. Glen Kertz was appointed a director on July 5, 1999 and President on September 28, 2000.

(2) Mr. Edward Ford was appointed a Director on May 11, 1998 and Vice-President, Finance on September 28, 2000.

(3) All amounts are in Canadian dollars unless otherwise specified.

(4) The value of perquisites and other personal benefits in each financial year do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for the Executive Officer for that year.

During the fiscal year ended March 31, 2001, directors, officers and companies controlled by them have been engaged in the following transactions with the Corporation:

a) Included in accounts payable and accrued liabilities is $63,908 due to directors and companies controlled by directors.

b) During the period ended March 31, 2001, the Corporation paid fees to directors and companies controlled by directors for the following services:

Consulting:	$ 9,023
Management Fees:	$132,319
Rent:	$ 4,500

Expenses pertaining to discontinued operations:

Management Fees:	$59,286
Other:	$51,635

Options Repriced in Past Financial Year

No options previously granted to any of the Executive Officers were repriced during the period from incorporation up to March 31, 2000.

Aggregated Options Exercised in the Last Financial Year End and Financial Year End Option Values

The following table sets forth information in respect of all stock options which were exercised by the Executive Officers during the financial year ended March 31, 2001 and the financial year-end value of unexercised options on an aggregate basis.

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options as at Financial Year End Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options[1][2] Exercisable/ Unexercisable
M. Glen Kertz	12,500	Nil	250,000/ 250,000	Nil

Notes:

(1) Value is determined by calculating the difference between the closing price of the Common Shares on the date the options were exercised and the exercise price of the options, and then multiplying the difference by the number of options exercised.

(2) Value is determined by calculating the difference between $0.42, the closing price of the Common Shares on March 28, 2001, and the exercise price of the options, and then multiplying the difference by the number of Common Shares under option at the financial year end.

Compensation of Directors

Other than being reimbursed by the Corporation for their expenses, the Corporation has no arrangements, standard or otherwise, pursuant to which directors are compensated for their services in their capacity as directors other than the grant of stock options in accordance with the policies of the CDNX and other regulatory authorities. During the most recently completed financial year or subsequently, up to and including the date of this Information Circular, stock options were granted to the directors as set out under the heading "Options Granted During the Financial Year Ended 2001".

INDEBTEDNESS OF DIRECTORS, OFFICERS AND PROMOTERS OF THE CORPORATION

No director, proposed director, senior officer, executive officer, promoter, or other member of the management of the Corporation, nor any of their respective associates or affiliates, is or was at any time during the financial year ended March 31, 2001, indebted to the Corporation. In addition, none of such person's indebtedness to any other company has been the subject of a guarantee, support agreement or letter of credit from the Corporation during the financial year ended March 31, 2001.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth elsewhere in this Information Circular, management of the Corporation is not aware of any material interest, direct or indirect, of any director, proposed director, senior officer,

THIS IS SCHEDULE A ATTACHED TO AND MADE A PART OF THE INFORMATION CIRCULAR IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS OF NETTRON.COM, INC. TO BE HELD ON MARCH 21, 2002, AND ANY ADJOURNMENT THEREOF

FINANCIAL STATEMENTS OF THE CORPORATION

Nettron.Com, Inc.
Consolidated Financial Statements
For the years ended March 31, 2001 and 2000
(Expressed in Canadian Dollars)

Contents

Auditors' Report

To the Shareholders of
Nettron.Com, Inc.

We have audited the Consolidated Balance Sheet of Nettron.Com, Inc. as at March 31, 2000 and the Consolidated Statements of Operations and Deficit and Cash Flows for the years ended March 31, 2000 and 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2000 and the results of its operations and its cash flows for the years ended March 31, 2000 and 1999 in accordance with Canadian generally accepted accounting principles.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
August 8, 2001

Nettron.Com, Inc.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

March 31	2001	2000
		(Note 2(a))
Assets		
Current		
Cash and term deposits	$ **119,313**	$ 757,056
Accounts receivable	**12,143**	55,131
Prepaid expenses	**9,513**	51,261
	140,969	863,448
Due from affiliated company (Note 3)	-	4,533
Capital assets (Note 4)	**36,024**	136,526
Goodwill (Note 5)	-	140,358
	$ **176,993**	$ 1,144,865
Liabilities and Shareholders' Equity (Deficiency)		
Current		
Accounts payable and accrued liabilities	$ **291,150**	$ 104,200
Current portion of long-term debt (Note 6)	-	8,352
Deferred revenue	-	10,484
Convertible debentures, liability portion (Note 7)	-	154,126
	291,150	277,162
Long-term debt (Note 6)	-	8,301
	291,150	285,463
Shareholders' equity (deficiency)		
Convertible debentures, equity portion (Note 7)	-	874
Share capital (Note 8)	**2,999,420**	2,395,019
Deficit	**(3,113,577)**	(1,536,491)
	(114,157)	859,402
	$ **176,993**	$ 1,144,865

On behalf of the Board:

"Edward D. Ford" Director "Douglas E. Ford" Director

The accompanying summary of significant accounting policies and notes are an integral part of these financial statemen

Nettron.Com, Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

For the years endec March 31	2001	2000	1999
Cash provided by (used in			
Operating activities			
Loss from continued operations	$ (1,308,481)	$ (644,560)	$ (198,950)
Items not involving cash			
Amortization of capital assets	21,583	13,444	-
Write off of incorporation costs	-	1,430	-
Loss on disposal of capital assets	-	15,106	7,755
Changes in non-cash working capital balances			
Accounts receivable	(6,791)	(3,804)	15,724
Prepaid expenses	46,040	(51,262)	-
Accounts payable and accrued liabilities	186,708	52,645	17,131
Cash used in continued operations	(1,060,941)	(617,001)	(158,340)
Cash used in discontinued operations	(4,120)	(201,490)	(223,195)
Cash from operations	(1,065,061)	(818,491)	(381,535)
Investing activities			
Purchase of capital assets	(11,607)	(58,314)	-
Disposal of cash in discontinued operation	(2,999)	-	-
Cash acquired on acquisition of discontinued operations	-	-	37,532
Purchase of capital assets in discontinued operations	(7,268)	(16,706)	(78,516)
Decrease (increase) in advances to affiliated company on discontinued operations	4,533	8,119	(12,652)
	(17,341)	(66,901)	(53,636)
Financing activities			
Proceeds on issuance of shares and share subscriptions	449,401	1,231,000	435,000
Proceeds from issuance of convertible debentures	-	-	49,263
Proceeds from long-term debt on discontinued operations	-	-	23,093
Repayment of long-term debt on discontinued operations	(4,742)	(6,440)	-
	444,659	1,224,560	507,356
Increase (decrease) in cash and term depos	(637,743)	(339,168)	72,185
Cash and term deposits, beginning of year	757,056	417,888	345,703
Cash and term deposits, end of year	$ 119,313	$ 757,056	$ 417,888
Supplemental disclosure of cash flow informatic			
Cash paid during the year for			
Interest	$ 5,038	$ 57,727	$ 17,392
Interest included in loss from discontinued operations	$ 2,051	$ 3,911	$ 4,010
Non-cash investing and financing activities			
Issuance of common shares upon conversion of convertible debentures	$ 155,000	$ 245,000	$ -

The accompanying summary of significant accounting policies and notes are an integral part of these financial statemen

Goodwill

Goodwill was stated at cost and was being amortized on a straight-line basis over an estimated period of benefit of 5 years. The Company periodically evaluated the recoverability of the carrying amount of goodwill resulting from business acquisitions by assessing whether any impairment indications are present, including significant adverse changes in legal or economic factors that affect the business acquired. If such analysis indicated impairment, the goodwill would be adjusted in the period such change occurred based on its estimated fair value, which is derived from expected cash flow of the business. During the year ended March 31, 2001, the Company wrote-off the remaining net book value of goodwill associated with the acquisitions of Arizona Outback and Bikestar.

Revenue Recognitior

Revenue eamed by Arizona Outback and Bikestar through the outdoor adventure tours and bicycle rentals was recognized as adventure tours and the rentals of the bicycles to the end user occurred.

No revenue has yet been recognized from the Company's interactive dating service operations.

Foreign Currency Transactions and Translation

Amounts denominated in U.S dollars have been translated into Canadian dollars as follows:

(a) monetary assets and liabilities at the year-end exchange rates;

(b) non-monetary assets and liabilities, including related amortization, at exchange rates approximating those prevailing on the dates of the transactions; and

(c) revenue and expense items at the average rate of exchange during each year

All exchange gains and losses are charged to Operations.

Exchange rates in effect during the years covered by these financial statements are as follows:

	2001	2000	1999
Year end	**1.5767**	1.4549	1.5092
Average	**1.5038**	1.4703	1.5074

(Expressed in Canadian Dollars)

1. Nature of Business and Ability to Continue as a Going Concern

The Company was incorporated under the Alberta Business Corporations Act on January 19, 1996 and is in the business of marketing its interactive dating service "Cupid's Web". The Company's administrative functions are performed in Canada; however, the operations are substantially located in the United States.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. During the year ended March 31, 2001, the Company disposed of two of its subsidiaries (Note 2) to focus its effort on the development of the interactive dating service. As at March 31, 2001, the Company has accumulated losses totalling $3,113,577 and had a working capital deficiency of $150,181. The continuation of the Company is dependent upon the continued financial support of shareholders as well as obtaining long-term financing while the Company continues to develop and market memberships on its interactive platform "Cupid's Web" and works towards profitable operations. Management is currently seeking new sources of equity financing. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds that will be available for operations.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.

2. Acquisitions and Dispositions

a) Dispositions

On January 1, 2001, the Company made the decision to dispose of all of the issued and outstanding capital stock of Arizona Outback and Bikestar, the sale of which was effective January 1, 2001. Total proceeds on the sale to a single purchaser were approximately $132,380, with $23,024 in cash received on closing and the balance of $109,356 representing the assumption of certain debt and payables by the purchaser. As a condition of the disposal, the Company was required to cancel the 280,000 common shares that were held in escrow under the Second Escrow Agreement (Note 8(b)). These escrow shares were cancelled subsequent to year-end; on April 10, 2001.

(Expressed in Canadian Dollars)

2. Acquisitions and Dispositions - Continued

b) Acquisitions

During the year ended March 31, 1999, the Company acquired its 100% interest in Arizona Outback and Bikestar. These transactions were recorded under the purchase method.

i) On June 30, 1998, the Company acquired a 100% interest in Arizona Outback for $1. Net liabilities of $9,054 were assumed resulting in goodwill upon acquisition of $9,055. Arizona Outback operates adventures tours in Arizona. The tours range from guided hiking and biking tours to multiple-day adventure Eco-tours to the Grand Canyon.

ii) The Company entered into a Share Purchase Agreement with the shareholders of Bikestar to purchase 100% of the issued and outstanding common and preferred share capital of Bikestar in exchange for the issuance of 427,296 common shares of the Company of which 316,096 common shares were subject to an escrow agreement (Note 8(b)). The agreement closed on June 30, 1998. Bikestar operates a bicycle rental business in partnership with hotels in both Canada and the United States. Pursuant to the Agreement, a condition of the acquisition was that Bikestar and its creditors enter into Debt Assumption Agreements. The Debt Assumption Agreements provided that a total of $400,000 owing by Bikestar to its creditors (Enterprises Development Inc. and Good Times Enterprises Inc.) would be assumed by the Company and settled by the issuance of $200,000 of convertible debentures (Note 7) and 160,000 common shares.

The transaction was recorded as follows:

Purchase price	
427,296 common shares for acquisition (*)	$ -
Net assets acquired	
Total assets	(139,386)
Total liabilities	346,268
	206,882
Goodwill (restated) (**)	$ 206,882

(*) The purchase price for the acquisition of Bikestar was based upon the net book value of the net assets acquired. Concurrently with the acquisition, and in addition to the 427,296 common shares issued on acquisition, debt to Enterprise Development Inc. and Good Times Enterprises Inc. (creditors of Bikestar) in the amount of $200,000 was assumed by the Company and settled with 160,000 common shares. The net assets above included the portion of debt to Enterprise Development Inc. and Good Times Enterprises Inc. subsequently exchanged for convertible debentures, but excludes debt to these parties settled with 160,000 common shares.

(Expressed in Canadian Dollars)

5. Goodwill

The net book value of goodwill of $107,967 as at January 1, 2001 (the date of disposition of Arizona Outback and Bikestar) was written off as part of the Company's loss from discontinued operations. (Note 2)

6. Long-Term Debt

	2001	2000
Loan payable to Ford Motor Credit, repayable with monthly payments of $520 including interest at 11% per annum, collateralized by the vehicle purchased(*)	$ -	$ 13,337
Loan payable to Wells Fargo Bank, repayable with monthly payments of $218 including interest at 16.25% per annum and unsecured.(*)	-	3,316
	-	16,653
Less current portion	-	8,352
	$ -	$ 8,301

(*) Long-term debt was settled as part of the disposition of Arizona Outback and Bikestar (Note 2).

7. Convertible Debentures

	2001	2000
Debenture payable to Good Times Enterprises Inc. issued in connection with the acquisition of Bikestar, a company controlled by a director, bearing interest at 13% per annum and unsecured (Note 2).	$ -	$ 55,000
Debenture payable to Enterprise Developments Inc. issued in connection with the acquisition of Bikestar, a company controlled by a director, bearing interest at 13% per annum and unsecured (Note 2).	-	100,000
	$ -	$ 155,000

(Expressed in Canadian Dollars)

8. Share Capita

Authorized
Unlimited number of common shares without par value
Unlimited number of preferred shares without par value

Issued
Common shares

	Number of Shares	Amount
Balance, April 1, 1998	953,333	$ 484,019
Issued during the year		
For cash		
On private placement	177,778	200,000
On exercise of stock options	93,333	70,000
On exercise of warrants	20,000	15,000
For acquisition of subsidiary (Note 2(b))	427,296	-
For settlement of subsidiary debt upon acquisition (Note 2	160,000	-
Balance, March 31, 1999	1,831,740	769,019
Issued during the year		
For cash		
On private placements, including 310,000 shares issued for a finders fee	3,810,000	1,261,000
On exercise of warrants	120,000	120,000
For conversion of convertible debentures (Note 7)	196,000	245,000
Balance, March 31, 2000	5,957,740	2,395,019
Issued during the year		
For cash on exercise of warrants	621,134	443,901
For conversion of convertible debentures (Note 7)	124,000	155,000
On exercise of stock options	12,500	5,500
Balance, March 31, 2001	6,715,374	$ 2,999,420

a) On August 24, 1999, the Company consolidated its common shares on a five-for-one basis. All references in these financial statements to the number of shares are stated on a post-consolidation basis. Per share amounts prior to the share consolidation were restated for the share consolidation.

(Expressed in Canadian Dollars)

8. Share Capita - Continued

d) Stock Options

Pursuant to the Company's 1996 Incentive Stock Option Plan ("the Plan"), a total of 10% of the Company's common shares are reserved for the granting of stock options. The Plan provides that the terms of the options and the option price shall be fixed by the Directors and subject to the price restrictions and other requirements imposed by the Canadian Venture Stock Exchange. The Plan also provides that no option shall be granted to any person except on recommendations of the Directors of the Company. Stock options granted under the Plan may not be for a period longer than five years.

Stock option transactions during the years ended March 31, 2001, 2000 and 1999 were as follows:

	Number of Options		Weighted Average Exercise Price
Number of options outstanding, April 1, 1998	93,333	$	0.75
Exercised	(93,333)		0.75
Granted	183,174		1.25
Number of options outstanding, March 31, 1999	183,174		1.25
Cancelled	(183,174)		1.25
Granted	525,000		0.44
Number of options outstanding, March 31, 2000	525,000		0.44
Granted	100,000		2.00
Exercised	(12,500)		0.44
Number of options outstanding, March 31, 2001	612,500	$	0.70

Stock options outstanding at March 31, 2001 were as follows:

Expiry Date	Exercise Price		Stock Options
September 10, 2004	$	0.44	512,500
March 27, 2005	$	2.00	100,000
			612,500

As at March 31, 2001, 604,167 of the outstanding stock options were fully vested and exercisable. The unvested, outstanding stock options of 8,333, that are exercisable at $2.00, vested on May 1, 2001. All stock options outstanding at March 31, 2000 and 1999 were fully vested and exercisable.

(Expressed in Canadian Dollars)

9. Income Taxes

The tax effects of the temporary differences that give rise to the Company's future tax assets and liabilities are as follows:

	2001	2000
Net operating losses	**$ 1,060,463**	$ 865,605
Net capital losses	**330,450**	-
Capital assets	**-**	64,528
Valuation allowance	**(1,390,913)**	(930,133)
Future tax assets (liability)	**$ -**	$ -

During the year ended March 31, 1999, the Company acquired future tax assets of Bikestar (Note 2(b)) totalling $256,271 consisting of net operating losses and capital assets of $203,831 and $52,440 respectively. A valuation allowance was fully provided for these future tax assets at the date of acquisition. During the year ended March 31, 2001, the Company disposed future tax assets of Arizona Outback and Bikestar (Note 2(a)) of $555,462 consisting of net operating losses and capital assets of $490,934 and $64,528 respectively. As a result, the valuation allowance was reduced at the date of disposal.

The provision for income taxes differs from the amount established using the statutory income tax rate for British Columbia resident corporations not eligible for the small business deduction as follows:

	2001	2000	1999
Provision (benefit) at Canadian statutory rate			
Continued operations	**$ (601,901)**	$ (296,498)	$ (91,517)
Discontinued operations	**(123,558)**	(112,862)	(143,376)
Permanent differences	**(290,783)**	17,998	14,926
Increase in valuation allowance	**1,016,242**	391,362	219,967
	$ -	$ -	$ -

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgement about the recoverability of future tax assets, the impact of the change in the valuation allowance is reflected in current income.

The Company has non-capital losses available for income tax purposes in Canada and the United States totalling $2,305,355 (2000 - $1,881,751) which expire in various amounts from 2002 to 2021. This amount can be used to reduce taxable income of future years. Additionally, the Company has capital losses of $1,436,740 which are available to reduce capital gains in future periods.

(Expressed in Canadian Dollars)

12. Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

a) Included in accounts payable and accrued liabilities is $63,908 (2000 - $15,589) due to directors and companies controlled by directors. Accounts receivable includes $Nil (2000 - $2,914) owing from these same parties.

b) During the three year period ended March 31, 2001, the Company paid fees to directors and companies controlled by directors for the following services:

		2001		2000		1999
Consulting	$	**9,023**	$	-	$	-
Management fees	$	**132,319**	$	125,214	$	37,000
Rent	$	**4,500**	$	9,000	$	6,000
Expenses pertaining to discontinued operations						
Management fees	$	**59,286**	$	86,466	$	64,000
Other	$	**51,635**	$	62,532	$	22,000

These transactions have been recorded at the exchange amount, being the consideration established and agreed to by the related parties.

13. Contingent Liability

The Company is subject to several claims and legal proceedings covering a variety of matters that arose in the ordinary course of business activities. The maximum claim against the Company exceeds the amount accrued by approximately $80,000. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. The amount by which the settlement, if any, differs from the accrual will be recorded in the period of settlement.

14. Comparative Amounts

Certain comparative amounts presented in the financial statements have been restated to conform to the current year's presentation.

(Expressed in Canadian Dollars)

15. United States Accounting Principles - Continued

Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation," requires the Company to record compensation to "non-employees" using the fair value based method prescribed therein. Compensation expense to non-employees was determined using the Black-Scholes option pricing model with the following weighted average assumptions for fiscal years 2001, 2000 and 1999. For the year ended March 31, 2001, compensation expense incurred under SFAS No. 123 was $174,429 on 100,000 stock options granted to a consultant during the year. For the year ended March 31, 2000, compensation expense incurred under SFAS No. 123 was $89,953 consisting of the value of $2,836 ($0.03 per stock option) assigned to the cancellation and reissuance of 103,174 stock options to consultants and the value of $87,117 ($0.55 per stock option) assigned to 159,326 additional stock options granted to consultants during the year. 1999 compensation expense under SFAS No. 123 consists of compensation associated with the granting of the 103,174 options with an imputed value of $1.16 per stock option.

	2001	2000	1999
Risk-free interest rate	**4.94%**	5.59%	5.32%
Dividend yield	**-%**	-%	-%
Volatility factor of the expected market price of the Company's common shares	**96 - 120%**	311%	206%
Weighted-average expected life of the options (months)	**36**	36	36

e) Under US GAAP, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives are accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value of cash flows. SFAS No. 133, which was amended by SFAS 137, is effective for fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133 did not have a material effect on the Company's financial statements.

In June 2001, the Financial Accounting Standards Board finalized FASB Statements No. 141, *Business Combinations* ("SFAS 141"), and No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interest method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

(Expressed in Canadian Dollars)

15. United States Accounting Principles - Continuec

The impact of the above-noted differences on total shareholders' equity (deficiency) is as follows:

		2001		2000
Shareholders' equity (deficiency) in accordance with Canadian GAAP	$	**(114,157)**	$	859,402
Additional value assigned to common shares on acquisition and settlement of debt (a)		**384,120**		384,120
Accumulated amortization and write-down of goodwill (a)		**(384,120)**		(134,441)
Convertible debentures, equity portion (b)		**-**		(874)
Shareholders' equity (deficiency) in accordance with US GAAP	**$**	**(114,157)**	$	1,108,207